FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 31, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
31 May 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 May 2024	223,227	316.50	315.40	315.8159	LSE
31 May 2024	0	0.00	0.00	0.0000	CHIX
31 May 2024	41,215	316.30	315.80	316.0321	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 301,821,048* Ordinary Shares in treasury and have 8,326,997,210* Ordinary Shares in issue (excluding treasury shares).

*These figures also account for settlement of the off-market purchase of 392,448,233 Ordinary Shares from His Majesty's Treasury announced on 31 May 2024. The Company intends to cancel 222,448,233 of the purchased Ordinary Shares and hold the remaining 170,000,000 Ordinary Shares in treasury.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
31 May 2024	15:52:04	BST	5021	315.90	BATE	1855038
31 May 2024	15:56:45	BST	5308	316.10	BATE	1862758
31 May 2024	15:57:00	BST	5762	316.00	BATE	1863259
31 May 2024	15:59:25	BST	1004	316.00	BATE	1867099
31 May 2024	15:59:25	BST	616	316.00	BATE	1867097
31 May 2024	16:00:21	BST	2122	315.80	BATE	1872527
31 May 2024	16:00:21	BST	3506	315.80	BATE	1872525
31 May 2024	16:02:14	BST	1764	315.80	BATE	1877166
31 May 2024	16:02:14	BST	418	315.80	BATE	1877168
31 May 2024	16:02:14	BST	3707	315.80	BATE	1877170
31 May 2024	16:07:19	BST	6638	316.30	BATE	1886581
31 May 2024	16:07:36	BST	1107	316.30	BATE	1887085
31 May 2024	16:07:36	BST	4242	316.30	BATE	1887083
31 May 2024	15:11:39	BST	5694	315.90	LSE	1775424
31 May 2024	15:12:56	BST	2765	315.90	LSE	1777688
31 May 2024	15:12:56	BST	2758	315.90	LSE	1777686
31 May 2024	15:14:47	BST	5412	315.70	LSE	1781210
31 May 2024	15:15:07	BST	2637	315.60	LSE	1781875
31 May 2024	15:15:07	BST	3221	315.60	LSE	1781873
31 May 2024	15:17:40	BST	5068	315.60	LSE	1786827
31 May 2024	15:18:02	BST	1134	315.50	LSE	1787591
31 May 2024	15:18:02	BST	2525	315.50	LSE	1787589
31 May 2024	15:18:02	BST	1702	315.50	LSE	1787587
31 May 2024	15:22:21	BST	5914	315.50	LSE	1795021
31 May 2024	15:22:34	BST	5691	315.40	LSE	1795542
31 May 2024	15:24:15	BST	2381	315.50	LSE	1798608
31 May 2024	15:24:15	BST	2635	315.50	LSE	1798606
31 May 2024	15:29:00	BST	5760	315.40	LSE	1809911
31 May 2024	15:29:00	BST	7744	315.40	LSE	1809909
31 May 2024	15:30:20	BST	5487	315.40	LSE	1813208
31 May 2024	15:33:00	BST	1716	315.50	LSE	1818407
31 May 2024	15:33:00	BST	1988	315.50	LSE	1818405
31 May 2024	15:33:00	BST	2000	315.50	LSE	1818403
31 May 2024	15:33:00	BST	4812	315.50	LSE	1818401
31 May 2024	15:35:15	BST	4082	315.50	LSE	1823148
31 May 2024	15:35:15	BST	1732	315.50	LSE	1823146
31 May 2024	15:40:31	BST	6359	315.70	LSE	1833500
31 May 2024	15:40:31	BST	5766	315.70	LSE	1833498
31 May 2024	15:42:12	BST	5044	315.80	LSE	1836487
31 May 2024	15:43:06	BST	5090	315.90	LSE	1838106
31 May 2024	15:45:27	BST	5797	315.90	LSE	1842615
31 May 2024	15:48:49	BST	5490	316.00	LSE	1849251
31 May 2024	15:48:49	BST	6077	316.00	LSE	1849249
31 May 2024	15:49:10	BST	1302	315.90	LSE	1849967
31 May 2024	15:49:10	BST	1400	315.90	LSE	1849965
31 May 2024	15:49:10	BST	2733	315.90	LSE	1849963
31 May 2024	15:52:04	BST	5840	315.90	LSE	1855040
31 May 2024	15:56:45	BST	5643	316.10	LSE	1862762
31 May 2024	15:56:45	BST	6517	316.10	LSE	1862760
31 May 2024	15:57:00	BST	3543	316.00	LSE	1863257
31 May 2024	15:57:00	BST	2369	316.00	LSE	1863255
31 May 2024	15:59:25	BST	5110	316.00	LSE	1867055
31 May 2024	16:00:21	BST	629	315.80	LSE	1872522
31 May 2024	16:00:21	BST	5009	315.80	LSE	1872520
31 May 2024	16:02:14	BST	5452	315.80	LSE	1877164
31 May 2024	16:02:54	BST	911	315.60	LSE	1878584
31 May 2024	16:02:54	BST	1900	315.60	LSE	1878582
31 May 2024	16:02:54	BST	2995	315.60	LSE	1878580
31 May 2024	16:05:41	BST	5719	316.20	LSE	1883882
31 May 2024	16:07:36	BST	5532	316.30	LSE	1887087
31 May 2024	16:08:24	BST	5970	316.50	LSE	1888350
31 May 2024	16:08:43	BST	5172	316.40	LSE	1888846
31 May 2024	16:22:17	BST	5737	316.30	LSE	1914375
31 May 2024	16:24:43	BST	5320	316.10	LSE	1918539
31 May 2024	16:25:49	BST	5367	315.80	LSE	1920552
31 May 2024	16:27:07	BST	5960	315.80	LSE	1922464
31 May 2024	16:29:17	BST	2616	315.80	LSE	1926195

Date: 31 May 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary